AB 3/4

08028329

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cross Border Private Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David JP Meachin (212) 682-7400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 28 2008

William T. McCallum, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

Washington, DC 102

780 Third Avenue, Suite 2805	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/4/08

OATH OR AFFIRMATION

I, David J.P. Meachin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cross Border Private Capital, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM T. McCALLUM
Notary Public, State of New York
No. 01MC6039701
Qualified in New York County
Commission Expires April 10, 2010

Notary Public

Signature

Chairman and CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSS BORDER PRIVATE CAPITAL, L.L.C.

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED DECEMBER 31, 2007

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members of
Cross Border Private Capital, L.L.C.

We have audited the accompanying balance sheet of Cross Border Private Capital, L.L.C. as of December 31, 2007, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Cross Border Private Capital, L.L.C. as of December 31, 2007, and the results of it operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William T McCallum CPA PC

New York, New York
February 23, 2008

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 11,347
Loan Receivable from Cross Border Enterprises, LLC	800
Prepaid Assets	3,910
TOTAL ASSETS	$16,057

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY	16,057
TOTAL LIABILITIES AND MEMBERS' EQUITY	$16,057

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF OPERATIONS
December 31, 2007

OTHER INCOME (NOTE C)	$ 35,000
OTHER INCOME	35,000
EXPENSES	
Professional Fee	12,000
Office Expense (NOTE A)	7,600
Other Operating Expenses	4,829
TOTAL EXPENSES	24,429
NET INCOME	$ 10,571

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

MEMBERS' EQUITY AT BEGINNING OF YEAR	$13,336
NET INCOME	10,571
MEMBERS' CONTRIBUTIONS	17,150
MEMBERS' DISTRIBUTIONS	(25,000)
MEMBERS' EQUITY AT END OF PERIOD	$16,057

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$10,571
Adjustments to reconcile net income to net cash used by operating activities:	
Decrease Cross Border Enterprises, LLC	2,500
Increase in prepaid expenses	(473)
Decrease in Accrued Expenses	(500)
NET CASH USED IN OPERATING ACTIVITIES	12,098
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' Contributions	17,150
Members' Distributions	(25,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(7,850)
NET INCREASE IN CASH	4,248
CASH AT BEGINNING OF YEAR	7,099
CASH AT END OF YEAR	$ 11,347
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ -0-

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Cross Border Private Capital L.L.C., (the "LLC") engages in the business of originating, financing, and private placement of corporate equity and/or debt, equity-related private equity funds, and mergers and acquistion. The LLC is a Delaware limited liability company established January 25, 1996.

Operations of Business
The LLC conducts its business from the offices of Cross Border Enterprises, L.L.C. ("CBE") which owns ninety-nine percent of the LLC. The remaining one percent of the entity's shares are owned by the officers of CBE, who will act in the capacity of the LLC's registered representatives for future broker/dealer transactions.

Effective November 1, 2003, the LLC has entered into an office expense-sharing agreement with CBE, whereby, the LLC will reimburse CBE $1,500 per month for its use of rental facilities and other operating expenses. On September 30, 2006 the monthly fee was reduced to $500. On September 1, 2007 the monthly fee was increased to $900. LLC and CBE believe that the expense allocation agreement is reasonable in relationship to the benefits derived by the LLC.

Income Taxes
The LLC is treated as a partnership for federal and state income tax purposes. Consequently, no federal and state income taxes are not payable by, or provided for, the LLC. Members are taxed individually on their shares of the LLC's earnings. The LLC's net income or loss is allocated among the members in accordance with the regulations of the LLC.

Use of Estimates
The presentation of financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

NOTE B: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the LLC is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the LLC maintain minimum net capital, as defined, of $6^{2}/_{3}$% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2007, the LLC had net capital of $11,347 which exceeded requirements by $6,347.

NOTE C: OTHER INCOME

On July 30, 2007, the regulatory functions of NASD and NYSE Group, Inc were consolidated into the Financial Industry Regulatory Authority ("FINRA"). In recognition of this implementation, each NASD member firm received a one time payment of $35,000.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2007

CREDITS	
Members' equity	$16,057
DEBITS	
Nonallowable assets:	
Loan receivable from Cross Border Enterprises, LLC	800
Prepaid expenses	3,910
Total Debits	4,710
NET CAPITAL	11,347
Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness of $-0-, or $5,000	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 6,347
Ratio of aggregate indebtedness to net capital	0 to 1
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ -0-

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
December 31, 2007

The L.L.C. does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members
Cross Border Private Capital, L.L.C.
New York, New York

In planning and performing our audit of the financial statements and supplementary information of Cross Border Private Capital, L.L.C. ("the Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management

with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicted a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen T. McCallum CPA PC

New York, New York
February 23, 2008

END